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PRESS RELEASE—For Release January 21, 2004	Filed by Sun Bancorp, Inc. pursuant to Rule 425 under the Securities Act of 1933 Filing: Registration Statement on Form S-4 (Registration Statement No. 333-107944)
CONTACT: Sun Bancorp, Inc. Robert J. McCormack President & Chief Executive Officer 570-523-4301 bmccormack@sunbankpa.com

Sun Bancorp, Inc. Reports Fourth Quarter and Year 2003 Earnings
Company Reports 64% Increase in Non-Interest Income Over 2002

        Lewisburg, PA—Sun Bancorp, Inc. (NASDAQ:SUBI) today reported net income (unaudited) for the year ended December 31, 2003 of $6,528,000, an increase of 1.7% over the year ended December 31,2002. Earnings per share for the year ended December 31, 2003 were $0.91 per basic share, an increase of 1.2% over the corresponding period of 2002.

        Results for the fourth quarter were impacted by a charge to earnings, net of taxes, relating to the amortization of a core deposit intangible asset of $127,000 associated with 2002 and $95,000 relating to the first three quarters of 2003. During the fourth quarter, Sun determined that a $9.3 million intangible asset relating to the purchase of three branches in 2001 included a core deposit intangible of $1.7 million, which had not been amortized during 2002, and the prior quarters of 2003. Based on the immateriality of the amounts involved to the 2002 financial statements and each of the first three quarters in 2003, Sun recognized the entire amount of $254,000 in the fourth quarter. Accordingly the net income (unaudited) for the fourth quarter 2003 was $983,000 as compared to $1,228,000 for the fourth quarter of 2002 and the 2003 fourth quarter earnings per basic share were $0.14 as compared to $0.17 in fourth quarter of 2002.

        "During the fourth quarter of 2003 Sun experienced solid growth in non-interest earnings, excluding securities gains over the same quarter of 2002. The company continued to show improvement in non-interest income through the positive impact of Mid Penn Insurance and Bank Capital Services as well as deposit account service charges," commented Robert J. McCormack, president and chief executive officer of Sun Bancorp, Inc. "In addition we achieved loan growth for the year of approximately 12%."

        "Our plans for 2004 include continued strong loan growth through targeted, consistent commercial calling efforts, along with an aggressive deposit gathering plan for the year and, of course, continued development of full relationships," commented Mr. McCormack. "The extended low rates continue to cause margin compression. We are aggressively exploring options to reduce the impact of our FHLB debt, which carries a high cost," commented Mr. McCormack.

        Net interest income totaled $5,829,000 for the fourth quarter of 2003, an increase of 1.4% compared to the same quarter of 2002. The net interest margin for the quarter was 2.69% as compared to 2.80% for the same period in 2002. Despite modest net loan growth in the quarter of 1.3%, net interest margins continue to experience compression in this low interest rate environment. This decline in margin was primarily the result of significant increases in mortgage-backed investment security pre-payments, which resulted in lower investment security yields during the current period. Net loan growth for the year ended December 31, 2003 was 11.6%. As previously reported, Sun entered into a derivative transaction on June 30, 2003 as an integral part of its asset liability management process. The notional amount of the transaction was $100 million.

        At December 31, 2003 nonperforming loans totaled 0.58% of total loans as compared to 0.56% at December 31, 2002. The Allowance for Loan and Lease Losses was 1.14% and 1.02% of total loans at December 31, 2003 and 2002, respectively.

        "Sun has an extremely disciplined approach to credit quality. We have experienced robust loan growth in recent years; we have also maintained strong credit quality over the same time frame. At quarter end, the ratio of non-performing loans to total loans was 0.58%. The allowance for loan losses to total loans had increased to 1.14%, and the allowance to non-performing loans stood at 194.97%," commented Mr. McCormack.

        Earnings were enhanced by non-interest income improvements. Non-interest income, excluding securities gains, for the fourth quarter 2003 amounted to $3,065,000, an increase of 64.0% from the fourth quarter of 2002,; for the year ended December 31, 2003 non-interest income, excluding securities gains, was $11,036,000, an increase of 82.4% over the year 2002. Deposit service charges, Bank Owned Life Insurance and income from the recently acquired Mid Penn Insurance and Bank Capital subsidiaries contributed significantly to the non-interest income growth for the fourth quarter and year 2003. Total non-interest income, excluding securities gains, as a percent of total income, for the fourth quarter and year 2003 rose to 20.6% and 18.3%, respectively, from 12.6% and 10.0% during the comparable periods of 2002. Security gains of $3,194,000 and $616,000 were realized during 2003 and 2002, respectively, primarily related to restructuring the portfolio to more evenly distribute anticipated future cash flows.

        Non-interest expense for the quarter and year ended December 31, 2003 was $7,634,000 and $28,493,000, respectively, representing increases of 14.9% and 26.0%, as compared to the prior corresponding periods of 2002. Costs associated with outsourcing operational processing, certain support functions and the acquisitions of Bank Capital, Mid Penn Insurance and Steelton Bancorp are the principal components of this increase. Sun continues to concentrate on expense control resulting in the closing of two branches in late October, which were in close proximity to other Sun branches.

        Comparative information for the fiscal years 2003 and 2002 is impacted by the acquisition of Bank Capital Services Corporation in December 2002 and Mid Penn Insurance Associates, Inc. in April 2003.

        With over $1 billion in total assets Sun Bancorp, Inc., is the leading community bank in central Pennsylvania. Headquartered in Lewisburg, Pennsylvania, Sun operates 23 branches in Dauphin, Luzerne, Lycoming, Snyder, Union, Clinton and Northumberland counties. Sun serves the personal and commercial banking needs of residents and businesses throughout central and northeastern Pennsylvania. The company focuses on a relationship-based approach which is built around identifying and anticipating customer needs, and providing the financial expertise, advice, products and services to help clients reach their dreams and manage life's challenges. Sun also operates Mid Penn Insurance Associates, SunBank Wealth Management and Private Banking, Sun Investment Services, SunBank Dealer Center, Bank Capital Services and is 30% owner of Sun Abstract & Settlement Services, LLC. The announced transaction with Sentry Trust Company and Sun Bancorp is expected to close in the first quarter of 2004. Sun Bancorp, Inc. filed a Registration Statement on Form S-4 regarding this transaction with the Securities and Exchange Commission on August 13, 2003. Sun Bancorp, Inc. may continue to file documents with the SEC regarding this proposed transaction, including one or more amendments to the Registration Statement. These documents contain important information about this transaction, and we urge all Sentry Trust Company securityholders to read them carefully as they become available. You may obtain copies of all documents filed with the Securities and Exchange Commission regarding this transaction, free of charge, at the SEC's website (www.sec.gov). Copies of these documents relating to Sun Bancorp, Inc. are available without charge from Sun Bancorp, Inc. by contacting Shareholder Services, 155 North 15th Street, Lewisburg, PA 17837. For more information, visit the company's website at www.sunbankpa.com.

        This press release may contain forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995.Forward-looking statements, specifically those concerning future performance, are subject to risks and uncertainties. Actual results and trends could differ materially from those set forth in such statements due to various factors. Such factors include the possibility that increased demand or prices for the company's financial services and products may not occur, changing economic, interest rate and competitive conditions, technological developments, and other risks and uncertainties, including those detailed in the company's filings with the Securities and Exchange Commission. The foregoing list of factors is not exhaustive. Sun undertakes no obligation to publicly update or revise any forward-looking statements.

###

	Quarter Ended
(Dollars in Thousands, Except Per Share Data)	12/31/2003	9/30/2003	6/30/2003	3/31/2003	12/31/2002
Financial Condition Data:
General
Total assets	$1,027,836	$1,033,500	$1,026,790	$1,004,753	$951,174
Loans, net	672,223	663,339	646,604	612,541	602,395
Intangibles	31,787	32,230	32,388	23,345	22,924
Total deposits	614,550	651,512	648,429	598,067	587,480
Non interest bearing	69,640	66,118	64,671	57,649	59,181
Savings	82,416	88,106	89,806	81,321	76,712
NOW	164,803	170,001	163,018	156,649	155,114
Money Market	22,461	26,726	27,887	27,548	29,827
Time Deposits	275,230	300,561	303,047	274,900	266,646
Total interest bearing deposits	544,910	585,394	583,758	540,418	528,299
Core deposits*	339,320	350,951	345,382	323,167	320,834
Trust preferred securities & subordinated debt	18,866	18,866	18,866	19,655	19,655
Shareholders' equity	79,182	79,015	81,037	80,035	81,247
Trust assets under management	162,150	148,144	148,156	151,065	157,667
Asset Quality
Non-performing assets	$5,203	$4,596	$4,592	$4,714	$4,115
Non-performing assets to total assets	0.51%	0.44%	0.45%	0.47%	0.43%
Allowance for loan losses	7,754	7,229	7,342	6,478	6,206
Allowance for loan losses to total loans	1.14%	1.08%	1.12%	1.05%	1.02%
Allowance for loan losses to non-performing loans	194.97%	201.48%	204.57%	167.04%	183.56%
Non-performing loans to total loans	0.58%	0.54%	0.55%	0.63%	0.56%
Capitalization—Bancorp
Shareholders' equity to total assets	7.70%	7.65%	7.89%	7.97%	8.54%

*
Core deposits are defined as total deposits less time deposits

Quarter Ended

(Dollars in Thousands Except Pre Share Data)	12/31/2003	9/30/2003	6/30/2003	3/31/2003	12/31/2002
Operating Data
Net income	$983	$1,821	$1,690	$2,034	$1,228
Net interest income	5,829	5,973	5,924	5,548	5,750
Provision for loan losses	405	405	405	405	200
Non-interest income	3,065	3,728	3,547	3,890	2,342
Non-interest expense	7,634	7,155	7,141	6,563	6,643
Performance Statistics
Net interest margin	2.69	2.70%	2.69%	2.78%	2.80%
Annualized return on average assets	0.38%	0.70%	0.66%	0.84%	0.51%
Annualized return on average equity	4.99%	9.15%	8.30%	9.87%	6.04%
Annualized net loan charge-offs to avg loans	-0.07%	0.31%	0.15%	0.09%	0.84%
Net charge-offs (recoveries)	(120)	517	234	133	1,266
Efficiency ratio	80.9	78.9	83.7	82.6	87.2
Net income per employee	3	6	6	7	4
Per Share Data
Basic earnings per share	$0.14	$0.25	$0.23	$0.28	$0.17
Diluted earnings per share	0.14	0.25	0.23	0.28	0.17
Dividend declared per share	0.1815	0.1815	0.1815	0.1650	0.1650
Book value	11.03	11.01	11.24	11.17	11.33
Common stock price:
High	21.29	22.14	22.48	20.50	23.20
Low	18.36	17.80	19.60	18.01	17.84
Close	18.96	18.22	20.13	19.51	18.26
Weighted average common shares:
Basic	7,179	7,189	7,211	7,182	7,168
Fully Diluted	7,203	7,214	7,242	7,201	7,238
End-of-period common shares:
Issued	7,320	7,319	7,319	7,317	7,299
Treasury	141	141	111	149	127

SUN BANCORP INC.
Consolidated Balance Sheet
(Unaudited)

(In Thousands, Except Share Data)	December 2003	December 2002	% Change
ASSETS
Cash and due from banks	$27,021	$21,399	26.3%
Interest-bearing deposits in banks	1,400	20,170	-93.1%

Total cash and cash equivalents	28,421	41,569	-31.6%

Investment securities at fair market value	223,209	219,438	1.7%
Loans and leases, net of unearned income	679,977	608,601	11.7%
Less: allowance for loan and lease losses
of $7,754 at December 31, 2003
and $6,206 at December 31, 2002	7,754	6,206	24.9%

Net loans and leases	672,223	602,395	11.6%
Bank premises and equipment, net	27,256	15,809	72.4%
Goodwill	28,574	22,924	24.6%
Core deposit intangible	1,435	—	n/a
Customer list intangible	1,778	—	n/a
Accrued interest	3,378	3,501	-3.5%
Bank owned life insurance	33,174	30,800	7.7%
Other assets	8,388	14,738	-43.1%

Total assets	$1,027,836	$951,174	8.1%

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits:
Noninterest-bearing	$69,640	$59,181	17.7%
Interest-bearing	544,910	528,299	3.1%
Total deposits	614,550	587,480	4.6%
Short-term borrowings	65,388	29,682	120.3%
Other borrowed funds	240,088	220,000	9.1%
Subordinated debentures	18,866	19,655	-4.0%
Accrued interest and other liabilities	9,762	13,110	-25.5%

Total liabilities	948,654	869,927	9.0%

Shareholders' equity:
Common stock, No par value;	85,386	84,591	0.9%
Retained earnings (deficit)	(3,728)	(5,159)	27.7%
Accumulated other comprehensive income	29	3,578	-99.2%
Less: Treasury stock, at cost	(2,505)	(1,763)	-42.1%

Total shareholders' equity	79,182	81,247	-2.5%

Total liabilities and shareholders' equity	$1,027,836	$951,174	8.1%

SUN BANCORP, INC.
Consolidated Income Statement
(Unaudited)

	For The Three Months Ended December 31			For the Twelve Months Ended December 31
(In Thousands, Except Net Income Per Share Data)	2003	2002	% Change	2003	2002	% Change
Taxable equivalent net interest income	6,052	5,962	1.5%	24,196	25,913	-6.6%
Interest income:
Loans and leases, including fees	$9,860	$10,048	-1.9%	$40,467	$40,310	0.4%
Available for sale securities
Taxable	1,687	2,425	-30.4%	7,600	12,380	-38.6%
Tax exempt	210	247	-15.0%	869	1,015	-14.4%
Dividends	53	117	-54.7%	358	475	-24.6%
Deposits in banks and other financial institutions	13	94	-86.2%	125	363	-65.6%

Total interest and dividend income	11,823	12,931	-8.6%	49,419	54,543	-9.4%

Interest expense:
Deposits	2,419	3,444	-29.8%	11,366	14,733	-22.9%
Short-term borrowings	134	89	50.6%	456	325	40.3%
Other borrowed funds	2,984	3,184	-6.3%	12,478	12,698	-1.7%
Subordinated debentures	457	464	-1.5%	1,845	1,892	-2.5%

Total interest expense	5,994	7,181	-16.5%	26,145	29,648	-11.8%

Net interest income	5,829	5,750	1.4%	23,274	24,895	-6.5%
Provision for loan and lease losses	405	200	102.5%	1,620	1,460	11.0%

Net interest income, after provision for loan & lease losses	5,424	5,550	-2.3%	21,654	23,435	-7.6%

Non-interest income:
Service charges on deposit accounts	1,129	933	21.0%	4,094	3,041	34.6%
Trust income	133	196	-32.1%	726	759	-4.3%
Net security gains	—	473	-100.0%	3,194	616	418.5%
Investment product sales	133	56	137.5%	377	406	-7.1%
Bank owned life insurance	315	327	-3.7%	1,271	720	76.5%
Insurance subsidiary	431	14	2978.6%	1,257	77	1532.5%
Net gain on sale of loans	33	119	-72.3%	397	255	55.7%
Leasing fees	274	—	N/A	1,089	—	N/A
Other income	617	224	175.4%	1,825	794	129.8%

Total non-interest income	3,065	2,342	30.9%	14,230	6,668	113.4%

Non-interest expense:
Salaries and employee benefits	3,158	3,176	-0.6%	13,069	11,800	10.8%
Net occupancy expense	301	276	9.1%	1,358	1,083	25.4%
Furniture and equipment expenses	748	524	42.7%	2,219	1,790	24.0%
Amortization of intangibles with finite lives	442	—	N/A	531	—	N/A
Other expenses	2,985	2,667	11.9%	11,316	7,949	42.4%

Total non-interest expense	7,634	6,643	14.9%	28,493	22,622	26.0%

Income before income tax provision	855	1,249	-31.5%	7,391	7,481	-1.2%
Income tax provision	(128)	21	-709.5%	863	1,065	-19.0%

Net income	$983	$1,228	-20.0%	$6,528	$6,416	1.7%

Net income per share — Basic	$0.14	$0.17	-20.1%	$0.91	$0.90	1.2%

Weighted average number of shares outstanding — Basic	7,178,576	7,167,724	0.2%	7,190,140	7,154,107	0.5%

Net income per share — Diluted	$0.14	$0.17	-17.6%	$0.90	$0.89	1.1%

Weighted average number of shares outstanding — Diluted	7,202,396	7,196,534	0.1%	7,214,708	7,196,534	0.3%

Sun Bancorp, Inc.
Average Balances and Net Interest Income

	For the Quarter Ended						For the Year Ended
	December 31, 2003			December 31, 2002			December 31, 2003			December 31, 2002
(In Thousands)	Average Balance	Interest	Rate	Average Balance	Interest	Rate	Average Balance	Interest	Rate	Average Balance	Interest	Rate
ASSETS
Interest-earning assets:
Interest-bearing deposits	$2,885	$13	1.79%	$19,198	$94	1.94%	$11,731	$125	1.07%	$17,195	$363	2.11%
Loans (net of unearned income)	664,545	9,974	5.95%	601,074	10,133	6.69%	644,292	40,941	6.35%	581,101	40,806	7.02%
Investments:
Taxable	207,769	1,740	3.35%	203,454	2,542	5.00%	221,083	7,958	3.60%	232,911	12,855	5.52%
Tax-exempt	18,760	319	6.79%	20,736	374	7.21%	19,267	1,317	6.83%	21,009	1,537	7.32%

Total interest-earning assets	893,959	12,046	5.35%	844,462	13,143	6.19%	896,373	50,341	5.62%	852,216	55,561	6.52%

Noninterest-earning assets:
Cash and due from banks	27,493			20,081			24,302			9,444
Bank premises & equipment	25,588			15,703			20,581			14,783
Accrued interest and other assets	85,403			66,750			78,068			51,595
Less: Allowance for loan losses	(7,423)			(7,217)			(7,023)			(6,840)
Unamortized loan fees	357			183			317			122
Total assets	$1,025,377			$939,962			$1,012,618			$931,320

LIABILITIES AND SHAREHOLDERS' EQUITY
Interest-bearing liabilities:
NOW Accounts	$165,164	$199	0.48%	$152,458	$473	1.23%	$164,418	$1,166	0.71%	$151,004	$1,974	1.31%
Insured Money Market Accounts	25,295	48	0.75%	24,346	105	1.71%	26,698	299	1.12%	22,329	412	1.85%
Savings deposits	83,171	81	0.39%	75,753	255	1.34%	84,717	596	0.70%	76,656	1,200	1.57%
Time deposits	283,695	2,091	2.92%	276,469	2,611	3.75%	288,822	9,305	3.22%	275,373	11,147	4.05%
Short-term borrowings	52,491	134	1.01%	25,691	89	1.37%	40,962	456	1.11%	22,897	325	1.42%
Subordinated debentures	18,866	457	9.69%	19,994	464	9.21%	19,255	1,845	9.58%	20,083	1,892	9.42%
Other borrowed funds	243,935	2,984	4.85%	220,000	3,184	5.74%	238,707	12,478	5.23%	220,849	12,698	5.75%

Total interest-bearing liabilities	872,617	5,994	2.73%	794,711	7,181	3.58%	863,579	26,145	3.03%	789,191	29,648	3.76%

Noninterest-bearing liabilities and shareholders' equity:
Demand deposits	68,543			57,439			62,717			57,310
Accrued interest and other liabilities	5,449			5,919			5,205			4,853
Shareholders' equity	78,768			81,893			81,117			79,966
Total liabilities and shareholders' equity	$1,025,377			$939,962			$1,012,618			$931,320

Interest rate spread			2.62%			2.60%			2.59%			2.76%

Net interest income/margin		$6,052	2.69%		$5,962	2.80%		$24,196	2.70%		$25,913	3.04%

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Sun Bancorp, Inc. Reports Fourth Quarter and Year 2003 Earnings Company Reports 64% Increase in Non-Interest Income Over 2002
Quarter Ended
SUN BANCORP INC. Consolidated Balance Sheet (Unaudited)
SUN BANCORP, INC. Consolidated Income Statement (Unaudited)